

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 14, 2007

By U.S. Mail and Facsimile

Mr. Tom L. Ward
Chairman, Chief Executive Officer and President
SandRidge Energy, Inc.
1601 N.W. Expressway, Suite 1600
Oklahoma City, Oklahoma 73118

> **Re:** **SandRidge Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 5, 2007**
> **File No. 333-145386**
>
> **From 10-Q for the quarter ended September 30, 2007**
> **Filed December 3, 2007**
> **File No. 1-33784**

Dear Mr. Ward:

     We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 and your revisions to your disclosure to reflect your results as of September 30, 2007 and to comply with all applicable comments to your IPO Form S-1 registration statement, file no. 333-144004. However, please further revise disclosure throughout your prospectus to provide missing information, and to reflect results as of September 30, 2007, and subsequent events. As examples only, we note the following:

    - In the "Overview" section of the "Summary" on page 1 you present capital expenditures as of June 30, 2007.
    - Your risk factor on page 14 entitled "We will not know conclusively prior to drilling" gives drilling information as of June 30, 2007.
    - Your risk factor on page 22 entitled "You may experience Dilution" provides information as of June 30, 2007 and has missing information.
    - In the "Related Party Transactions" section on page 124, update the disclosure with regard to the purchase of gas and oil interests from Mr. Mitchell, which apparently closed in November.
    - Update the "Where You Can Find More Information" section on page 135 to reflect the completion of the offering.

2. We note your response to our prior comment 2. Please provide the additional information that you refer to when it becomes available.

Management's   Discussion and Analysis of Financial Condition and Results of Operation

Correction of an Accounting Error, page 34

3. We note your statement that you have taken steps to improve and continue to improve your internal control over financial reporting in light of the need for a restatement. However, we note that in your Form 10-Q for the quarter ended September 30, 2007 you state that you made no material changes to your internal controls over financial reporting during the quarter. Please reconcile these statements.

Selling Stockholders, page 112

4. We note your response to our prior comment 3. Please delete the language in the introductory paragraph that refers to the stock that you have removed from registration in response to the prior comment.

5.   Please identify the natural persons who have the authority to vote or dispose of the securities for the following entities: the Ares entities, Garrett Family Equity Investment LLC; and Bar-Co Investments, LLC.

6.   We note that the total number of shares on the table to be sold by your selling shareholders is 41,878,396, but that you have registered 57,601,952 shares for resale. Please advise.

Plan of Distribution, page 118

7.   Please specifically name the selling shareholders who are broker-dealers and, as such, deemed to be underwriters.

Exhibits

8.   Please file your opinion of counsel as an exhibit.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Mark Kelly (via facsimile)
       D. Levy
       T. Levenberg